UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                         (Amendment No. _______)*


                          THE TURNER CORPORATION
                             (Name of Issuer)

                               COMMON STOCK
                      (Title of Class of Securities)

                                 900273103
                              (CUSIP Number)

       G.J. Records, Jr., Midland Financial Co., 501 West I-44 Road,
                 Oklahoma City, OK 73118   (405) 840-7640
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              March 29, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person:
     S.S. or I.R.S. Identification No. of Above Person:

     The Nancy Johnston Trust
     IRS #73-6093879

2.   Check the Appropriate Box if a Member of a Group:    (a) [ ]
                                                          (b) [ ]

3.   SEC Use Only:


4.   Source of Funds:

     AF        WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):                   [ ]


6.   Citizenship or Place of Organization:

     Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.   Sole Voting Power:

     267,500

8.   Shared Voting Power:


9.   Sole Dispositive Power:

     267,500

10.  Shared Dispositive Power:


11.  Aggregate Amount Beneficially owned by Each Reporting
     Person:

     267,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain
     Shares:                                                [ ]


13.  Percent of Class Represented by Amount in Row (11):

     5.18%

14.  Type of Reporting Person:

     00
- --------------------------------------

Item 1.   Security and Issuer.

     This statement relates to the common stock of The Turner
Corporation, whose principal executive offices are at 375 Hudson
Street, New York, New York 10014.

Item 2.   Identity and Background.

     This statement is being filed by The Nancy Johnston Trust (the "Trust"), a trust formed under the laws of the State of Oklahoma under Trust Agreement dated May 1, 1945 as amended. George J. Records is the sole trustee of the Trust (the "Trustee"). The business address of the Trust and the Trustee is c/o Midland Financial Co., 501 West I-44 Road, Oklahoma City, Oklahoma 73118. The principal occupation of the Trustee is Chairman of the Board of Midland Financial Co.

     Neither the Trust nor the Trustee has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Trust nor the Trustee has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Trustee is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     The 267,500 shares reported herein (the "Shares") were purchased in open market transactions at an aggregate cost of $2,112,914. Of such amount, $1,533,000 was borrowed from Midland Financial Co. and $309,000 was borrowed from Firstinsure, Inc. The Trust used its own cash for the balance of the purchase costs, $270,914.

Item 4.

     The acquisition of the Shares was made for investment purposes. The Trust has no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of this item.

Item 5.   Interest in Securities of the Issuer.

          (a)(b)  As of the date hereof, the Trust owns 267,500
Shares. The Shares represent approximately 5.18% of the 5,167,219 shares believed to be outstanding. The Trustee has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all the Shares.

          (c) A description of the transactions of the Trust in the Shares that were effected in the past 60 days is set forth below:

Trade Date               No. of Shares            Price per Share
- -----------              -------------            ---------------

March 27, 1995                500                      7-7/8
March 29, 1995             22,000                      7-7/8
March 30, 1995                400                      7-7/8

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

The Shares have been pledged to secure the Trust's obligations under the Revolving Credit Agreements with Midland Financial Co. and Firstinsure, Inc. filed herewith as Exhibits 1 and 3. The terms of such pledges are set forth in the Pledge Agreements filed herewith as Exhibits 2 and 4.

Item 7.   Material to be Filed as Exhibits.

          The following are filed as exhibits:

Ex. No.

  1 Revolving Credit Agreement dated November 21, 1994 between the Trust and Midland Financial Co.

  2       Pledge Agreement dated November 21, 1994 between the
          Trust and Midland Financial Co.

  3 Revolving Credit Agreement dated November 21, 1994 between the Trust and Firstinsure, Inc.

  4       Pledge Agreement dated November 21, 1994 between the
          Trust and Firstinsure, Inc.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 1995                   THE NANCY JOHNSTON TRUST


                                By /s/ George J. Records
                                  -------------------------------
                                  George J. Records, Trustee